[Debevoise & Plimpton LLP Letterhead]
March 26, 2007
VIA EDGAR AND FEDERAL EXPRESS
Ms. Patricia A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	RSC Holdings Inc. Registration Statement on Form S-1 Filed February 13, 2007 File No. 333-140644
Dear Ms. Long:
     This letter sets forth the responses of RSC Holdings Inc. (the “Company”) to the comments contained in your letter, dated March 14, 2007, relating to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2007. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
     The Company is filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 1 and three copies of a blacklined version of Amendment No. 1, marked to show all changes from the Registration Statement filed with the Commission on February 13, 2007. Page references in the responses below are to the blacklined version of Amendment No. 1.
General
1.	We note that non-Rule 430A information is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement.
In response to the Staff’s comment, the Company has revised the Registration Statement to include all non-Rule 430A information that is currently available to it. The Company will revise the Registration Statement to include additional non-Rule 430A information in a subsequent pre-effective amendment.

2.	We may have further comment once items that are currently blank are completed, such as the capitalization table, the dilution table, and pro forma information.
The Company acknowledges the Staff’s comment.
3.	Please update the information in your next amendment to comply with Rule 3-12 of Regulation S-X.
In response to the Staff’s comment, the Company has updated its financial statements throughout Amendment No.1 in accordance with Rule 3-12 of Regulation S-X.
4.	Please revise your pro forma financial information and historical financial statements to retroactively reflect the 1 for 100 stock split that occurred on November 27, 2006. We assume that you are referring to a reverse stock split. If not, please revise to clarify that it was a 100 for 1 stock split.
In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 40, 43, 92, 105, F-9 and F-20 to clarify that it effected a 100 for 1 stock split on November 27, 2006 and has revised its pro forma financial information and historical financial statements on pages 8, 38 and 42 to reflect this 100 for 1 stock split.
Prospectus’ Outside Front Cover Page
5.	Besides our general comment on non-Rule 430A information above, we note that you omit an estimated price range for the offering. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement’s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act.
In response to the Staff’s comment, the Company will supplementally submit to the Staff in connection with the filing of a subsequent pre-effective amendment the estimated price range on a confidential basis pursuant to Rule 418(b) of the Securities Act of 1933, as amended. The Company will then revise the Registration Statement to include the estimated price range in a subsequent pre-effective amendment.

Prospectus’ Inside Front Cover Page, pages i and ii
6.	Move all of this information so that it follows the summary and risk factors sections. See Item 503(c) of Regulation S-K.
In response to the Staff’s comment, the Company has moved the information from pages i and ii to page 26 under the header “Supplemental Information” immediately following the summary and risk factors sections.
7.	Delete in the third paragraph on page i the qualification of statements in the prospectus about the contents of any contract, agreement, or document filed as an exhibit to the registration statement. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or contemplated by the form. Revise the third paragraph on page 106 and the third full paragraph on page 119 for the same reason.
In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 105 and 118 to delete the qualification of statements in the prospectus about the contents of any contract, agreement, or document filed as an exhibit to the Registration Statement.
Summary, page 1
8.	The summary is much too detailed and includes information about RSC Holdings Inc. or RSC and its business best included elsewhere in the prospectus. Revise so that the summary highlights in a brief overview the key aspects or features of RSC and its business. In particular, delete or condense significantly “Competitive Strengths” and “Business Strategy.” See Item 503(a) of Regulation S-K. To the extent that you retain disclosures of this nature, ensure that you balance it by summarizing in bullet point format significant attendant risks.
In response to the Staff’s comment, the Company has revised the disclosure on pages 2 through 4 and included a summary of the significant attendant risks on page 4.
9.	In the second paragraph on page 3, explain the meaning of “GPS.”
The reference to the term “GPS” has been deleted due to the aforementioned revisions to the summary section on pages 2 through 4 and defined as “global positioning system” on page 64.

Summary Historical and Unaudited Pro Forma Financial Data, page 8
10.	The non-GAAP measure you refer to as EBITDA is adjusted for other income, which is not suggested by the acronym EBITDA. Please revise the title or the computation.
In response to the Staff’s comment, the Company has revised the definition of EBITDA on page 10 by removing the adjustment for “other income, net” from the computation of EBITDA and including it as an adjustment to Adjusted EBITDA.
11.	In note 2 you refer to both Adjusted EBITDA and EBITDA (as adjusted). Please revise to clarify whether these refer to the same measure. If not, please define EBITDA (as adjusted).
In response to the Staff’s comment, the Company has revised the disclosure on page 10 and replaced the reference to EBITDA (as adjusted) with Adjusted EBITDA as the disclosure was meant to reference the latter measure.
We may not be able to generate sufficient cash to service all of our debt..., page 22
12.	Quantify the amount of cash required to service all of RSC’s debt during the next 12 months. Alternatively, provide cross reference to the table on page 60.
In response to the Staff’s comment, the Company has revised the disclosure on page 20 to include a cross reference to the table on page 57.
Recent Transactions, page 31
13.	Please provide us additional information to help us understand the appropriateness of your application of leveraged recapitalization accounting with no step-up in basis to the recapitalization agreement dated October 6, 2006.
The Company evaluated the appropriateness of applying leveraged recapitalization accounting with no step-up in basis to the Recapitalization by considering the guidance provided in Emerging Issues Task Force Issue 88-16 — Basis in Leveraged Buyout Transactions (EITF 88-16), Staff Accounting Bulletin Topic 5J — Push Down Basis of Accounting Required in Certain Limited Circumstances (SAB NOS. 54 and 73) (“SAB T.5J”) and Emerging Issues Task Force Topic No. D-97 — Push-Down Accounting (“EITF D-97”).
Based on this review, the Company concluded that carryover basis was appropriate for the Recapitalization. In short, because the transaction did not result in the Company becoming a substantially wholly-owned company of any investor or collaborative group of investors, carryover basis is appropriate. Furthermore, carryover basis is appropriate because the Company did not alter its legal form or create a new entity specifically for the investment. The same substantive legal entity existed before and continues to exist after the Recapitalization, and ACF has maintained a continuing substantial ownership interest in the Company.
The Company has set forth below a more detailed analysis of its evaluation of leverage recapitalization accounting with no step-up in basis.
EITF 88-16
EITF 88-16 applies to “highly leveraged transactions that result in the acquisition by NEWCO of all previously outstanding common stock of OLDCO.” In this transaction, the principal investors invested directly in the Company (“OLDCO”), and ACF maintained a 14.37% investment directly in the Company. Since a NEWCO did not acquire 100% of the Company, the transaction does not fall within the scope of EITF 88-16.
SAB T.5J and EITF D-97
SAB T.5J sets forth criteria to be considered in determining if push down basis of accounting is required. The interpretive response to Question 1 of SAB T.5J requires push down accounting to be applied if an entity has become substantially wholly-owned, as that term is defined in Rule 1-02 (aa) of Regulation S-X. In EITF D-97, the SEC staff states that push-down accounting would be required if 95 percent or more of company has been acquired, permitted if 80 percent to 95 percent has been acquired, and prohibited if less than 80 percent of a company is acquired. In this transaction, each of Ripplewood Holdings L.L.C. and Oak Hill Capital Partners (each, a “principal investor”) acquired a 42.27% interest, ACF maintained a 14.37% interest, and management obtained a 1.09% interest in the Company. Therefore, no individual investor substantially wholly-owns the Company.
In the determination as to whether an entity is wholly-owned, EITF D-97 states that holdings of investors should be aggregated if the investors both mutually promote the acquisition and collaborate on the subsequent control of the investee company. The Company noted the following in determining whether a collaborative group of investors exists (management is disregarded in this analysis as their interest would not be a determining factor in the analysis):
•	The principal investors and ACF are all substantive investors. The principal investors are two substantial private equity funds with independent investment histories, and each fund made an independent investment decision to participate in the Recapitalization. ACF is a subsidiary of Atlas Copco AB (“ACAB”), a listed entity on the Swedish stock exchange, and controls other operating entities that will continue in existence following the Recapitalization. None of the principal investors or ACF would be considered a special purpose entity.

•	The principal investors and ACF are independent of each other. There were no direct ownership issues among the investors prior to the Recapitalization.

•	Other than as disclosed in the Registration Statement, the Company is not aware of any other relationships that the principal investors and ACF have with each other that would be material to any investor.

•	Each of the investors purchased its equity interests in the Company using its own financial resources. Neither of the principal investors or ACF acquired their equity interests by borrowing funds from each other. As discussed above, the principal investors and ACF are substantive enterprises and not special purpose entities.

•	The investors all share in the risks and rewards of ownership in proportion to their interest in the Company. Both the principal investors and ACF have an interest in the Company’s common stock.

•	There is no direct or indirect guarantee by any investor on the funds invested by the principal investors or ACF. Also, none of the principal investors or ACF provided the funding for any other investor’s investment.

•	Both the principal investors and ACF hold board seats in proportion to their ownership/voting interest.

•	Each investor’s ability to sell its investment in the Company is restricted in the first four years following the closing of the Recapitalization and less restrictive thereafter. Tag-along and drag-along rights are also provided for in the Stockholder’s Agreement. Additionally, the principal investors have a right of first refusal on a permitted transfer. Such restrictions, however, would be considered reasonable and customary for a closely held company.
When considering the various factors listed in EITF Topic No. D-97 individually and collectively, the Company believes that the two principal investors are a collaborative group. This is based on the fact that they mutually promoted the transaction and, due to the Stockholders Agreement provision that requires agreement of at least some of the representatives from each principal investor in all decisions, they will need to collaborate on subsequent control. However, based on the considerations listed above, the Company concluded that ACF is not part of the collaborative group as it is a substantive, independent entity with risk of ownership and no special rights. In fact, the Stockholders Agreement is written such that the principal investors will need to agree on matters among themselves with no need to collaborate with ACF. As a result, a collaborative group of shareholders does not own 95% of the Company and push down accounting is not required.

Recent Sales of Unregistered Securities, page 33
14.	Please provide us an analysis of the stock-based compensation that you granted from January 1, 2005 through the date of your response letter. Your analysis should also include any outstanding instruments to which you are applying variable accounting. Tell us how you determined the fair value of your common stock at each relevant date. To the extent applicable, please reconcile the fair values you determined for your common stock to contemporaneous equity transactions and the anticipated initial public offering or IPO price range.
During the period from January 1, 2005 to December 31, 2006, the Company made one grant of stock options to certain of its officers and employees on December 4, 2006 and another grant to the Company’s new in-house general counsel on December 19, 2006. The fair value of the Company’s common stock at each respective option grant date was $244.25, which represented the per share value established in the Recapitalization transaction which closed on November 27, 2006. The Company believes that the per share value of the its common stock established at the Recapitalization date is the best estimate of fair market value at the time of the stock option grants given the close proximity of the grant dates to the Recapitalization. Furthermore, the per share value established in the Recapitalization was established through negotiations between unrelated parties on arms’ length terms, and thus establishes the fair value for the Company’s shares as of such date.
The Company respectfully advises the Staff that when it has determined the IPO price range, it will revise the Registration Statement to include the estimated price range in a subsequent pre-effective amendment and reconcile the fair values of its common stock to the anticipated IPO price range.
Between 2000 and 2003, the Atlas Copco Group (“Former Parent”) granted certain of the Company’s key executives Share Appreciation Rights (“SARS”). The SARS were based on the share price of Former Parent’s Series A Shares which were listed on the Stockholm stock exchange. SARS do not entitle the holder to acquire shares, but only to receive the difference between the price of the Former Parent’s Series A Shares at exercise and the price determined at the grant date. The Company records compensation expense based on changes in the grant price and the market price of the Former Parent’s Series A Shares.
For the Staff’s convenience, the Company notes that additional discussion related to the Company’s share based compensation is contained in note 12 to the Company’s consolidated financial statements.

Use of Proceeds, page 34
15.	Since RSC intends to use a portion of the net proceeds to repay existing indebtedness, state the indebtedness’ interest rate and maturity. Further, if the indebtedness was incurred within one year, describe the use of the indebtedness’ proceeds other than short term borrowings used for working capital. See instruction 4 to Item 504 of Regulation S-K.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update the “Use of Proceeds” section in a subsequent pre-effective amendment in accordance with Item 504 of Regulation S-K once it has finalized its intentions regarding the use and application of the net proceeds from this initial public offering.
Dilution, page 37
16.	We note the statement that the discussion and tables assume no exercise of outstanding stock options. The requirement for including shares subject to options in the comparative table pertains also to any shares that directors, officers, promoters, and affiliated persons “have the right to acquire.” See Item 506 of Regulation S-K. Please revise as necessary to include any options held by directors, officers, promoters, and affiliated persons.
In response to the Staff’s comment, the Company has revised the disclosure on page 35 to include all the options held by directors and officers.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38
17.	In note 6 you indicate that transactions costs include one-time fees and expenses related to the consummation of the recapitalization. Nonrecurring charges directly attributable to the transaction should be disclosed in a note and included as a pro forma adjustment to your balance sheet, but they should not be reflected in your pro forma statement of operations. Please refer to Rules 11-02(b)(5) and (6) of Regulation S-X.
In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39.
18.	Please revise your pro forma balance sheet to disclose the number of shares authorized, issued, and outstanding for each class of equity on historical, pro forma, and pro forma as adjusted basis.
In response to the Staff’s comment, the Company has revised the disclosure on page 37 to include the number of shares authorized, issued and outstanding for each class of equity on a historical and pro forma as adjusted basis. Additionally, the Company respectfully advises the Staff that its pro forma balance sheet for the year ended December 31, 2006 does not include a pro forma column showing the effect of the Recapitalization because the Recapitalization is accounted for in the Company’s historical balance sheet as of December 31, 2006.
19.	Please revise pro forma adjustment 7 to present reductions in interest expense due to extinguishment of existing debt and additions to interest expense due to new debt as separate pro forma adjustments. Each adjustment should disclose the amount of each loan being repaid or issued multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For variable rate debt, please disclose the indexed rate (LIBOR + X% or prime + X%) and, how you arrived at the precise rates used in the pro forma adjustment.
In response to the Staff’s comment, the Company has revised the disclosure on page 39 to present reductions in interest expense due to extinguishment of existing debt and additions to interest expense due to the incurrence of new debt. The Company has further revised this disclosure to include for each adjustment the amount of each loan multiplied by the interest rate and for variable rate debt, the indexed rate and how it arrived at such rates.
20.	Please provide a tabular reconciliation of the numerators and denominators used in computing historical, pro forma, and pro forma as adjusted earnings per share or EPS. Please note that you should only give pro forma effect to shares used to repurchase debt and not share proceeds that will be used for general corporate purposes. However, you should disclose the number of shares that have not been included because their proceeds will be used for general corporate purposes.
In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 40 and 43 to include a tabular reconciliation of the numerators and denominators used in computing EPS. The Company will disclose the number of shares that have not been included because their proceeds will be used for general corporate purposes as soon as that information is available to it.
21.	Please revise your presentation to show net income applicable to common shareholders. This comment also applies to the statement of income presented in your financial statements.
In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 38, 42 and F-4 to include net income applicable to common shareholders.

Selected Historical Consolidated Financial Data, page 43
22.	Please present selected financial data for five full years as required by Item 301 of Regulation S-K. Please note that Item 301 does not require that selected financial data be audited.
In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP. The Company’s current auditors, KMPG LLP, have been unable to obtain access to Arthur Andersen LLP’s work papers for this period. KPMG LLP was not able to audit the Company’s financial statements for the year ended December 31, 2002 because an opening audited balance sheet could not be verified and relied on. Therefore, the Company is unable to produce an audited income statement for the year end December 31, 2002 and an unaudited balance sheet as of December 31, 2002.
The Company additionally advises the Staff that it would be unduly burdensome and expensive for it to produce an unaudited income statement for the year ended December 31, 2002 and an unaudited balance sheet as of December 31, 2002 because such financial statements were for a consolidated group of which the Company was then but is no longer a part. Consequently, the Company’s financial statements for the 2002 period would have to be extracted from the larger group’s financials. Additionally, the 2002 financial statements were prepared on a different basis of accounting (IFRS) than the Company’s current accounting basis (U.S. GAAP).
23.	Please revise note 3 to show the calculation of utilization for each period presented.
In response to the Staff’s comment, the Company has revised the disclosure on page 43 to show the calculation of utilization for each period presented.
24.	Please disclose how you calculate same store revenue growth. You should disclose when new stores are first included in the prior and current year data used in your computation. Please also address how closures and remodeling projects that change store size are treated. Please also provide this disclosure in the “Summary Historical and Unaudited Pro Forma Financial Data” section.
In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 43 to describe its methodology for calculating same store rental revenue growth. In addition, the Company respectfully advises the Staff that changes in store size or remodeling projects do not materially impact the calculation of same store rental revenue growth. The equipment rented by the Company is stored in yards surrounding the building and therefore the impact of store size on same store rental revenue growth is immaterial to the Company’s operations and business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
25.	In circumstances where you identify more than one business reason as contributing to a change between periods, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in your discussion of the increase in revenues in the nine months ended September 30, 2006 compared to the same period in the prior year you should quantify the portion of the $163.8 million increase attributable to volume and the portion attributable to increased prices. Please revise your MD&A where appropriate. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.
In response to the Staff’s comment, the Company has revised the disclosure on pages 51 through 54 to quantify the incremental impact of each significant business reason when more than one such business reason contributed to the change between periods.
26.	Please revise your discussion of expense line items, such as SG&A, to identify and quantify the underlying expenses that account for the changes between periods and the reasons for the increases or decreases in those expenses. Where practicable, please more specifically explain the improvements in cost management to which you refer.
In response to the Staff’s comment, the Company has revised the disclosure on pages 51 through 53 to identify and quantify the underlying expenses that account for the changes between periods and the reasons for the increases or decreases in those expenses. In addition, where appropriate, the Company has revised the disclosure on pages 51 through 53 to further explain the improvements in cost management.
27.	Please revise your discussion of the gross margin for the sale of merchandise to more fully explain the “more targeted product mix” that contributed to the improvement between 2004 and 2005.
The Company has revised the disclosure on page 53 in accordance with the Staff’s comment.

Contractual Obligations, page 60
28.	Please revise your table of contractual obligations to include in a separate line item estimated interest payments on your debt and capital leases. Because the table is aimed at increasing transparency of cash flow, we believe that these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.
In response to the Staff’s comment, the Company has revised the contractual obligations table on page 58 to include a separate line item of the estimated interest expense payments on debt and capital leases. The Company has also disclosed in a footnote to the table the assumptions it made in calculating such amounts.
29.	Please disclose the terms of the contingent eamout notes in a note to the contractual obligations table and in the footnotes to your financial statements. Please also disclose, if true, that the contingent earnout notes are not included in the contractual obligations table.
In response to the Staff’s comment, the Company has revised the disclosure on page F-8 to include the terms of the contingent earn-out notes in the financial statements. The Company has also revised its disclosure on page 58 to include a statement that the contingent earn-out notes are not included in the contractual obligations table and inserted a cross reference to the terms of the contingent earn-out notes disclosed on pages 30 through 32 and note 1, to its financial statements.
Legal Proceedings, page 77
30.	Please revise your discussion to provide each of the disclosures required by SAB Topic 5:Y, including the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Your disclosures should address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Please also disclose aggregate settlement costs for silicosis claims and the related costs of administering and litigating claims. Similarly revise your footnote disclosures to your financial statements.
The Company acknowledges the Staff’s comment and supplementally advises the Staff that as of December 31, 2005 and 2006, it was named as a defendant in approximately 50 lawsuits in the areas of general liability, automobile, human resources and business contracts. The Company believes the amounts involved in these lawsuits, individually and in the aggregate, are immaterial to its operations and liquidity and pertain to matters that arise in the ordinary course of its business.

As of December 31, 2005 and 2006, the Company was named as one of a number of co-defendants in approximately 162 and 62 silica based lawsuits, respectively, that involved approximately 5,750 and 800 plaintiffs, respectively. In 2006, approximately 100 cases involving approximately 5,000 plaintiffs were dismissed without the Company incurring any monetary or other damages to the plaintiffs. As of March 5, 2007, 48 of the 62 silica based lawsuits that were outstanding at December 31, 2006 were dismissed without the Company incurring any monetary or other damages to the plaintiffs, and the Company is currently named in only 14 silica lawsuits involving approximately 40 plaintiffs. The Company believes this significant decrease in the number of silica lawsuits and plaintiffs involved supports the Company’s belief that these silica lawsuits are without merit.
As of December 31, 2005 and 2006, the Company was named as a defendant or co-defendant in three asbestos lawsuits related to its operations under its predecessor owners in connection with their manufacturing business, which the Company no longer operates. Over this period, the number of plaintiffs involved in these cases has declined from approximately 1,600 plaintiffs as of December 31, 2005 to approximately 37 plaintiffs as of December 31, 2006. In February 2007, one of the three asbestos cases was dismissed without the Company incurring any monetary or other damages to the plaintiffs. As of March 5, 2007, only two asbestos cases remain pending against the Company involving two plaintiffs. The Company believes this significant decrease in the number of asbestos related lawsuits and the number of plaintiffs involved in such lawsuits supports the Company’s belief that these lawsuits are without merit. The Company expects the number of silica lawsuits to continue to decrease without it incurring any material monetary or other liability to the plaintiffs, and it expects the two remaining asbestos lawsuits to be resolved without it incurring any material monetary or other liability to the plaintiffs.
The Company believes that its legal costs in defending these lawsuits have been immaterial to its business, results of operations and liquidity, and the Company does not expect such costs to become material to its operations or liquidity in the near future. To the extent that the Company incurs any losses related to these lawsuits, it believes it is indemnified to a certain extent by its former parent, ACAB, as more fully described under “Legal Proceedings.” The Company directs the Staff's attention to the revised disclosure under “Legal Proceedings” on pages 73 and 74 and to its response to comment 58 below.

Board of Directors of RSC Holdings, page 82
31.	Disclosure states that the board will be divided into three classes serving staggered three year terms before this offering’s completion. Revise the disclosure to reflect the board’s classification into three classes, and identify each class’ members.
In response to the Staff’s comment, the Company has revised the disclosure on page 78 to reflect the board’s classification into three classes. The Company will revise the Registration Statement to identify each class’ members in a subsequent pre-effective amendment when the identity of each class’ members becomes available to it.
Compensation Discussion and Analysis, page 83
32.	We note your disclosure in the last sentence of the first paragraph under “Overview.” Please revise to briefly explain the key differences between North American and European compensation that you considered in developing your compensation program and philosophy.
In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 80.
33.	We note that annual performance incentive amounts are based on the degree that results are achieved under your approved annual business plan, but you have not specifically disclosed any specific items of corporate performance that are evaluated or target levels of those items of corporate performance. Please disclose the items of corporate performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for RSC to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on page 81.

34.	Similarly, we note that you have not disclosed the pre-established financial targets for the vesting of the incentive stock options or the items of corporate performance that are measured. Please revise the discussion of long term incentive compensation consistent with our comment above.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, given that the stock options were granted only in December of 2006, no financial performance targets were established for the performance-based options with respect to the Company’s 2006 fiscal year. The Company has revised the disclosure accordingly, and has indicated that these performance targets will be established each year by the Compensation Committee of the Board of Directors.
35.	If the board or the compensation committee can exercise discretion to award the incentive bonus absent attainment of the relevant performance goal or to reduce or to increase the size of any award, please discuss this here, and include the other information contemplated by Item 402(b)(2)(vi) of Regulation S-K. We note disclosure in notes 1 and 3 to the summary compensation table on “discretionary” bonuses. This comment applies also to the board’s or committee’s ability to exercise discretion on the vesting of options.
In response to the Staff’s comment, the Company has revised the disclosure on page 82.
Summary Compensation Table, page 88
36.	We note that Mr. Erik Olsson has $256,407 of all other compensation, which includes perquisites and personal benefits. Each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive office must be identified by type and quantified in a footnote. The footnote must describe also the methodology for computing the aggregate incremental cost of any such perquisite or personal benefit. Please see instruction 4 to Item 402(c)(2)(ix), and revise footnotes 4 and 5 as necessary.
In response to the Staff’s comment, the Company has revised the disclosure on page 85.

37.	We note that Mr. Erik Olsson received a relocation tax gross-up in connection with the relocation benefits described in footnote 5. Reimbursements of taxes owed for perquisites or personal benefits are subject to separate quantification and identification as tax reimbursements, regardless of whether the associated perquisites or personal benefits meet the threshold for identification or separate quantification. Please revise footnote 5 to quantify the tax gross-up that Mr. Olsson received. Please see instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on page 85.
38.	Please update your grants of plan-based awards table for estimated future payments under non-equity incentive plan awards as soon as the information becomes available.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the prior footnote indicating that performance targets had not yet been determined incorrectly referred to the current year rather than the prior fiscal year; therefore, the Company has accordingly revised the table on page 86 to show the range of possible payouts under the annual incentive plan in 2006 under the column “Estimated Future Payouts Under Non-Equity Incentive Plan Awards.”
39.	We note that you have included a column for grant date fair value of stock and option awards and disclosure that the per share exercise price was no less than the fair market value of one share of RSC stock on the grant date. Since you will have no closing market price for RSC common stock to make this comparison, please explain the methodology that you used to determine that the exercise price is no less than the fair market value of one share.
In response to the Staff’s comment, the Company has revised the disclosure on page 86.
Certain Relationships and Related Party Transactions, page 97
40.	Please disclose the information required by Items 404(b) and (c) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on page 94 to include disclosure regarding its policy for the review, approval and ratification of transactions with related parties required by Item 404(b) of Regulation S-K. Additionally, the Company acknowledges the Staff’s comment with respect to Item 404(c) of Regulation S-K and respectfully advises the Staff that the Company has not had a promoter at any time during the past five fiscal years and is not a Shell Company as that term is defined under Rule 405 of the Securities Act of 1933.

Monitoring, Transaction and Indemnification Agreements, page 97
41.	Disclose whether the transactions described in this subsection are on terms as favorable as could have been obtained from unaffiliated parties.
The Company supplementally advises the Staff that because of their ownership interest in, and familiarity with, the Company, the Sponsors provide a unique service to management. The Company therefore believes that comparisons of the transactions described in the “Certain Relationships and Related Party Transactions” section of the Registration Statement to terms available from unaffiliated third-parties are not practical. However, the Company believes that the monitoring, transaction and indemnification agreements are, in form and substance, substantially similar to those commonly entered into in transactions of like size and complexity sponsored by private equity firms. The Company further believes that the fees incurred by it under the monitoring and transaction agreements are customary and within the range charged by similarly situated sponsors.
Agreements with ACAB, page 98
42.	Please disclose the approximate dollar value involved in your transactions with ACAB.
In response to the Staff’s comment, the Company has revised the disclosure on page 95 to include the approximate annual dollar value involved in its transactions with ACAB in 2004, 2005 and 2006.
Description of Certain Indebtedness, page 99
43.	For any credit facility or other financial instrument that requires RSC to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. We note the disclosures, for example, under “Covenants” on page 100 and in section 8 of the credit agreement filed as exhibit 4.4 to the registration statement. Also state whether RSC is in compliance with the ratios and tests as of the most recent date practicable. Alternatively, provide the disclosures in MD&A, and cross reference here and in the eighth and twenty-fourth risk factors on pages 15-16 and 23-24 to the disclosures in MD&A.
In response to the Staff’s comment, the Company has revised its disclosure on pages 99, 102 and 103 to state the limits of all material financial ratios and tests and to include a statement that RSC is in compliance with all ratios and tests as of December 31, 2006.

Guarantees and Ranking, page 102
44.	Disclose the amount of RSC’s existing senior indebtedness with which the senior notes rank equally in right of payment as of the latest balance sheet data in the prospectus. Disclose also the maximum amount of additional debt that RSC may issue that ranks senior to the senior notes as of the latest balance sheet data in the prospectus.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that there is no existing senior indebtedness that ranks equally in right of payment with RSC’s senior notes. RSC’s Senior Credit Facilities, which are fully secured, rank senior in right of payment to RSC’s senior notes, which are not secured, to the extent of the value of the assets securing the Senior Credit Facilities and RSC has not issued any other senior indebtedness. The Company has revised the disclosure on page 101 to include the aforementioned clarification.
Additionally, the Company has revised its disclosure on page 101 to include the maximum amount of additional debt that RSC may issue that would have ranked senior to its Senior Notes which amount, as of December 31, 2006 was $505 million of secured indebtedness under its Senior Credit Facilities and to include disclosure to the following effect: subject to certain conditions, the Company has commitments for an additional $500 million of secured indebtedness from the lenders under its Senior Credit Facilities, which would rank senior in right of payment to the Senior Notes. In addition, the Senior Credit Facilities and the indenture governing the Senior Notes permit, subject to the ratios, tests and covenants set forth therein, the Company in certain circumstances to incur additional secured indebtedness that would rank senior in right of payment to the Senior Notes. For additional disclosure with respect to these ratios, tests and covenants, see “Description of Certain Indebtedness—Senior ABL Facilities—Covenants,” “Description of Certain Indebtedness—Senior Term Facility—Covenants,” and “Description of Certain Indebtedness—Senior Notes—Covenants”.
Covenants, page 103
45.	In the eighth bullet point, provide disclosure of the established meaning under applicable state law of the words “all or substantially all of their assets.” If an established meaning is unavailable, provide disclosure of the consequences or effects of the uncertainty on noteholders’ ability to determine whether a sale of substantially all of RSC’s assets has occurred.
In response to the Staff’s comment, the Company has revised its disclosure on page 102 to state that there is no established meaning for the term “all or substantially all of their assets” and to include the effects of the uncertainty on the noteholders’ ability to determine whether a sale of all or substantially all of RSC’s assets has occurred.

Common Stock, page 106
46.	Indicate whether common stockholders have cumulative voting rights.
In response to the Staff’s comment, the Company has revised its disclosure on page 105 to indicate that common stockholders do not have cumulative voting rights.
Lock-up Agreements, page 110
47.	Indicate that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-up period’s expiration. We note the disclosure on page 116.
In response to the Staff’s comment, the Company has revised its disclosure on page 109 to indicate that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements that permit those persons to resell their shares before the lock-up period has expired.
Report of Independent Registered Public Accounting Firm, page F-21
48.	Please obtain a revised audit report from your independent public accountant that complies with Auditing Standard 1. In this regard, we note that the current report indicates that their audit was conducted in accordance with auditing standards generally accepted in the United States rather than the standards of the Public Company Accounting Oversight Board.
In response to the Staff’s comment, the Company has revised its disclosure on page F-2 to include a revised audit report from its independent public accountants that complies with Auditing Standard 1.
Consolidated Statement of Income, page F-3
49.	Please present historical EPS on the face of your statement of income and elsewhere in your filing.
In response to the Staff’s comment, the Company has revised its disclosure on pages 8, 38, 42 and F-4 to present historical EPS on the face of its statement of income.

Consolidated Statements of Cash Flows, page F-4
50.	Please separately present cash inflows and outflows related to your debt. See paragraph 11 of SFAS 95.
In response to the Staff’s comment, the Company has revised its disclosure on page F-6 to separately present cash inflows and outflows related to its non-affiliated debt.
Note 1 — Organization, page F-5
Business and Basis of Presentation, page F-5
51.	Please tell us why you have not included your share of retirement costs related to your current and former employees in your statement of income. Please refer to question 1 in SAB Topic 1:B.1.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pension plan (the “Plan”) referenced in the Company’s financial statements was maintained and continues to be maintained by ACF. In 2000, ACF curtailed the Plan’s coverage for the Company’s employees. The net periodic pension costs allocated to the Company for its employees covered by the Plan are not significant. Consequently, the Company has revised the disclosure in its financial statements to delete references to the Plan.
52.	Please disclose the methodology that you used in allocating costs. Where different methodologies were used for different costs, please identify and describe the methodology used for each cost. Please refer to question 2 in SAB Topic 1:B.1.
The Company has revised the disclosure in note 1 to its financial statements in response to the Staff’s comment. The Company supplementally advises the Staff that Atlas Copco North America Inc. (“ACNA”) charged each of its subsidiaries a proportionate share of certain common costs. The Company used the charge back amounts determined by ACNA to determine the appropriate amounts to include in the carve-out financial statements of RSC Equipment Rental, Inc. (formerly known as Rental Service Corporation). As such, the Company does not consider these amounts to be allocations as contemplated by SAB Topic 1:B.1., Question 2.
Note 2 — Summary of Significant Accounting Policies, page F-6
53.	Please disclose the types of expenses that you include in the cost of revenues line items and the types of expenses that you include in the selling, general and administrative expenses line item.

In response to the Staff’s comment, the Company has revised its disclosure in note 2 to the financial statements beginning on page F-9 to include the types of expenses included in the cost of revenues line items and in the selling, general and administrative expenses line item.
54.	Please disclose your accounting policy for lease acquisition costs.
The Company’s calculation of its lease acquisition costs does not require significant use of estimates by management or the application of management’s judgment. As such, the Company does not believe it would be appropriate to include disclosure of this matter under “Summary of Significant Accounting Policies.” However, the Company supplementally advises the Staff that the Company negotiates rental equipment prices with manufacturers on an annual basis to cover all the costs necessary to deliver the equipment to the Company in near rental condition. Purchase orders are issued to the Company at a negotiated price that is inclusive of all expenses incurred to manufacture, brand and deliver the equipment to the Company’s various locations. Assets are delivered to the Company’s specific store locations without requiring any significant work to render such assets ready for renting. The cost of the asset is capitalized and depreciated over its estimated useful life. During the life of an asset, the Company will typically rent such asset to numerous customers. Rental assets are not generally customized for specific use, but are rather manufactured to serve a wide variety of customers. Costs incurred by the Company to transport equipment from a store location to the customer are expensed as incurred.
55.	Please disclose your accounting policy for the costs of acquiring equipment to be leased.
The Company respectfully refers the Staff to its response to Staff Comment 54 above, which also addresses its accounting policy for the costs of acquiring equipment to be leased.
(j) Reserve for Claims, page F-8
56.	Please disclose the types of claims for which you are self-insured. If you have excess loss coverage, please disclose the levels at which such coverage begins for each type of claim. If you do not have excess loss coverage, please disclose that fact.
In response to the Staff’s comment, the Company has revised its disclosure on page F-14 to include the types of claims for which it is self-insured and the levels at which its excess loss coverage begins.
(p) New Accounting Pronouncements, page F-10
57.	Since your registration statement will not go effective on or before November 15, 2006, please refer to footnote 5 of SAB 108. Please confirm that you have complied with these requirements, and disclose in your financial statements and elsewhere in the filing the impact of adopting SAB 108.

In response to the Staff’s comment, the Company confirms to the Staff that it has complied with the requirements of SAB 108. In addition, the Company has revised its disclosure on pages 60 and F-17 to discuss the impact of adopting SAB 108.
Note 12 — Legal and Insurance Matters, page F-39
58.	Please clarify whether any losses related to silicosis claims are reasonably possible. If so, please disclose an estimate of the loss or range of loss, or state that losses are reasonably possible but not estimable. Please refer to paragraph 10 of SFAS 5.
The Company respectfully advises the Staff that it does not believe that losses related to the silicosis claims are reasonably possible and therefore such claims do not meet the criteria for disclosure outlined in paragraph 10 of SFAS 5.
As discussed in its response to Staff Comment 30 above, as of December 31, 2005 and 2006, the Company was named as a defendant in approximately 162 and 62 silica based lawsuits that involved approximately 5,750 and 800 plaintiffs, respectively. Approximately 100 cases involving approximately 5,000 plaintiffs were dismissed in 2006 without the Company incurring any monetary or other damages to the plaintiffs. As of March 5, 2007, 48 of the 62 silica based lawsuits that were outstanding at December 31, 2006 were dismissed without the Company incurring any monetary or other damages to the plaintiffs, and the Company is named in only 14 silica lawsuits involving approximately 40 plaintiffs. The Company believes this significant decrease in the number of silica lawsuits and plaintiffs involved supports the Company’s belief that these silica lawsuits are without merit, and the Company expects the number of silica lawsuits to continue to decrease without it incurring any material monetary or other liability to the plaintiffs.
The Company believes that the possibility of the Company incurring losses on the remaining claims is remote. Consequently, the footnote reference to losses related to silicosis claims has been deleted from the Company’s year-end consolidated financial statements.
Note 13 — Environmental Matters, page F-39
59.	Please disclose the amounts of remediation costs incurred for each period presented, including any interim ones.
The Company supplementally advises the Staff that the cost of remediation recorded by the Company was $447,934, $362,969 and $395,570 for the years ended December 31, 2004, 2005 and 2006, respectively. Consequently, the Company respectfully advises the

Staff that it believes that such expenses are immaterial to its operations and has not, therefore, included such disclosure in the Registration Statement.
Exhibits
60.	We note that you intend to file by amendment some exhibits, including the underwriting agreement and the legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.
The Company acknowledges the Staff’s comment.
Exhibit 2.1
61.	Item 601(b)(2) of Regulation S-K permits the omission of schedules, provided the exhibit filed contains a list briefly identifying the contents of all omitted schedules and an agreement to furnish a copy of any omitted schedule to the Commission upon request. Indicate by footnote or otherwise that RSC will furnish a copy of any omitted schedule to the Commission upon request.
In response to the Staff’s comment, the Company has revised its disclosure on page II-3 to indicate that the Company will furnish a copy of any omitted schedule to the Commission upon request.
Exhibits 4.3 and 4.4
62.	It appears that you may have filed these two exhibits under Item 601(b)(4) of Regulation S-K although the second-lien term loan credit agreement and the credit agreement are material contracts required to be filed under Item 601(b)(l0) of Regulation S-K. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibits to exhibits 4.3 and 4.4, please refile both exhibits in their entirety.
In response to the Staff’s comment, the Company has re-filed exhibits 4.3 and 4.4 in their entirety as exhibits 10.7 and 10.8.
Exhibit 21.1
63.	Item 601(b)(21) of Regulation S-K requires the listing of the state or other jurisdiction of incorporation or organization of each subsidiary. Please revise.
In response to the Staff’s comment, the Company has revised Exhibit 21.1 to list the state or other jurisdiction of incorporation or organization of each subsidiary.

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     If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Shahm M. Al-Wir at (212) 909-6334.

Sincerely,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Kevin J. Groman, Esq.
             RSC Holdings Inc.
Donald A. Wagner
             Ripplewood Holdings L.L.C.
Edward Dardani
             Oak Hill Capital Management, LLC
Craig J. Isakson
             KPMG LLP
William B. Gannett, Esq.
Cahill Gordon & Reindell LLP